Exhibit 99.1

December 1, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by TNL Mediagene pursuant to Item 16F of Form 20-F (copy attached), which we understand will be filed with the Securities and Exchange Commission on Form 6-K of TNL Mediagene dated December 1, 2025. We agree with the statements concerning, our Firm contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers, Taiwan

Attachment

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Change in Registrant’s Certifying Accountant

On October 9, 2025, PricewaterhouseCoopers, Taiwan (“PwC Taiwan”) declined to stand for re-election as the independent registered public accounting firm for TNL Mediagene (the “Company”).

The reports of PwC Taiwan on the consolidated financial statements of the Company for the fiscal years ended December 31, 2024 and 2023 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal years ended December 31, 2024 and 2023 and in the subsequent interim period through October 9, 2025, there were no disagreements (as that term is used in Item 16F(a)(1)(iv) of Form 20-F) with PwC Taiwan on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC Taiwan, would have caused PwC Taiwan to make reference to such matters in their audit reports on the financial statements for such years. There were no reportable events (as that term is described in Item 16F(a)(1)(v) of Form 20-F) during the fiscal years ended December 31, 2024 and 2023 and in the subsequent interim period through October 9, 2025, except for the material weaknesses in the Company's internal control over financial reporting which related to: (i) lack of sufficient accounting personnel with appropriate understanding of IFRS and SEC financial reporting requirements to address complex accounting issues and related disclosures; (ii) lack of formalized financial reporting controls and procedures to address complex/unusual transactions and related accounting issues and to facilitate preparation of consolidated financial statements prepared in accordance with IFRS; and (iii) lack of effective maintenance and controls over certain information technology environments including (a) information technology-related general controls process, (b) segregation of duties in the information technology department and effective control on defining and assigning individual's rights to access systems, programs or transaction raw data and (c) track records or log on system activities for access to system program and data.

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